1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	January 10, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC December 2021 Revenue Report

HSINCHU, Taiwan, R.O.C. – Jan. 10, 202 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for December 2021: On a consolidated basis, revenue for December 2021 was approximately NT$155.38 billion, an increase of 4.8 percent from November 2021 and an increase of 32.4 percent from December 2020. Revenue for January through December 2021 totaled NT$1,587.42 billion, an increase of 18.5 percent compared to the same period in 2020.

TSMC December Revenue Report (Consolidated):

(Unit:NT$ million)
Period	December 2021	November 2021	M-o-M Increase (Decrease) %	December 2020	Y-o-Y Increase (Decrease) %	January to December 2021	January to December 2020	Y-o-Y Increase (Decrease) %
Net Revenue	155,382	148,268	4.8	117,365	32.4	1,587,415	1,339,255	18.5

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	Dec.	Net Revenue	155,382,230	117,364,912
	Jan. ~ Dec.	Net Revenue	1,587,415,037	1,339,254,811

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		71,291,724	24,293,360
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		519,005,016	2,302,845
	TSMC**			179,881,000
	TSMC***			125,430,191
	TSMC Japan Ltd.****		331,849	318,648

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	132,734,482
	Mark to Market Profit/Loss	(491,191)
	Unrealized Profit/Loss	(2,522,719)
Expired Contracts	Notional Amount	872,611,818
	Realized Profit/Loss	(7,568,452)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	34,814,756
	Mark to Market Profit/Loss	(28,180)
	Unrealized Profit/Loss	(116,189)
Expired Contracts	Notional Amount	326,933,664
	Realized Profit/Loss	1,476,970
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	19,345,500
	Mark to Market Profit/Loss	(9,412)
	Unrealized Profit/Loss	(47,305)
Expired Contracts	Notional Amount	189,980,778
	Realized Profit/Loss	790,573
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(17,850)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,491,629
	Mark to Market Profit/Loss	(9,642)
	Unrealized Profit/Loss	(8,488)
Expired Contracts	Notional Amount	17,996,402
	Realized Profit/Loss	157,305
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	9,113,150
	Mark to Market Profit/Loss	13,468
	Unrealized Profit/Loss	13,552
Expired Contracts	Notional Amount	11,176,180
	Realized Profit/Loss	118,956
Equity price linked product (Y/N)		N